UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD from                      to
Commission file number 1-3560
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
B.	Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

P. H. Glatfelter Company 96 SOUTH GEORGE STREET, SUITE 500 YORK, PA 17401

Glatfelter 401(k) Savings Plan
for Hourly Employees
Financial Report
December 31, 2010

Glatfelter 401(k) Savings Plan for Hourly Employees

December 31, 2010 and 2009

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule of Assets (Held at End of Year)	13
Ex-23.1

Independent Auditors’ Report on the Financial Statements
and Supplemental Schedule
Finance Committee and Participants
Glatfelter 401(k) Savings Plan for Hourly Employees
We have audited the accompanying statements of net assets available for benefits of the Glatfelter 401(k) Savings Plan for Hourly Employees (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ ParenteBeard LLC

York, Pennsylvania
June 17, 2011

Glatfelter 401(k) Savings Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets

Plan interest in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust — at fair value	$51,477,288	$43,752,232
Notes receivable from participants	2,148,232	1,784,455

Net Assets Available for Benefits	$53,625,520	$45,536,687

See notes to financial statements.

Glatfelter 401(k) Savings Plan for Hourly Employees

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2010	2009

Investment Income
Net appreciation in fair value of investments	$4,090,485	$7,366,528
Interest and dividends	656,001	763,216

	4,746,486	8,129,744

Interest on Notes Receivable from Participants	100,327	108,317

Contributions
Participants	4,514,369	4,126,036
Rollovers	39,421	12,204
Employer	300,339	287,613

	4,854,129	4,425,853

Net Transfers Out	(3,961)	(34,147)

Benefits Paid to Participants	(1,594,789)	(1,304,178)

Administrative Expenses	(13,359)	(11,596)

Net Increase In Net Assets	8,088,833	11,313,993

Net Assets Available for Benefits — Beginning of Year	45,536,687	34,222,694

Net Assets Available for Benefits — End of Year	$53,625,520	$45,536,687

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 1 — Description of Plan
General — The following description of the Glatfelter 401(k) Savings Plan for Hourly Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan covers all eligible hourly employees, of P. H. Glatfelter Company’s Spring Grove Group and its Ohio Group, each as defined in the Plan, (the “Companies”) who have completed 90 days of service.
Participation — An employee becomes a participant in the Plan on the first day of the calendar month coinciding with or next following the date eligibility requirements are met.
Contributions — Each participant may contribute, through payroll reductions, up to 50% of their compensation as defined in the Plan. With the exception of Ohio-based employees, the Company will provide a matching contribution in an amount equal to 50% of the first 3% of each participant’s payroll reduction contributions. No company match is currently provided to Ohio-based employees. Participants will continue to be able to contribute to the Plan a portion of or all of any profit sharing allocations, subject to IRS mandated maximum contributions, in addition to any payroll reduction savings and matching contributions described above.
Effective with payroll periods beginning on and after August 1, 2011, the Company will provide a matching contribution to Ohio-based employees in an amount equal to 50% of the first 3% of each participant’s payroll reduction contributions.
Participants may allocate contributions among available investment options. All employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund.
Participant Accounts and Vesting — Payroll reduction contributions, rollover contributions, catch-up contributions, and profit sharing deferral contributions are fully vested upon receipt by the Plan. Matching contributions are subject to a graded vesting schedule through which a participant becomes fully vested after attaining five years of service as follows:

Years of Vesting
Service	Vesting Percentage
Less than 2 years	0
2 years	25
3 years	50
4 years	75
5 or more years	100
Investment income and market appreciation or depreciation are allocated daily to the participants in the ratio that the balance in each participant’s account bears to the total amount of all such account balances as of the end of the preceding day.
Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Companies’ contributions.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 1 — Description of Plan — Continued
Benefits — Upon retirement, disability or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, but is less than $5,000, the balance shall be distributed in a direct rollover to an IRA account of the Plan Administrator’s choosing, set up in the name of the participant. If the vested account balance exceeds $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.
Participants may withdraw amounts from certain accounts for an immediate and heavy hardship that cannot be reasonably met from other resources.
Notes Receivable from Participants — In September 2010, FASB issued Accounting Standards Update No. 2010-25 “Plan Accounting-Defined Contribution Pension Plans: Reporting Loans to Participants by Defined Contribution Pension Plans,” (“ASU 2010-25”), which clarifies how loans to participants should be classified and measured by participant defined contribution pension benefit plans. Loans are required to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is applied retrospectively to all prior periods presented effective for fiscal years ending after December 15, 2010. The Plan adopted ASU 2010-25 and has presented loans to participants in accordance with this guidance as of December 31, 2010 and 2009.
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, but in no case can a borrowing exceed 50% of the participant’s vested account balance. Notes receivable are secured by the balance in the participant’s account. Interest is payable at rates commensurate with local prevailing rates at the time the borrowing is approved. Terms range from one to five years, or up to 15 years if the note receivable is extended for the purchase of a primary residence. Notes receivable are stated at their unpaid principal plus accrued but unpaid interest. At December 31, 2010 and 2009, outstanding notes receivable totaled $2,148,232 and $1,784,455, respectively.
Administrative Costs — Administrative costs of the Plan are absorbed by the Company, with certain exceptions.
Note 2 — Summary OF Significant Accounting Policies
Basis of Presentation — The financial statements of the Plan are presented on the accrual basis of accounting.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 2 — Summary OF Significant Accounting Policies
Investments — The Plan’s investments are stated at fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
The Master Trust invests in various securities including mutual funds and corporate stocks. Investment securities in general are exposed to various risks; such as interest rates, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amount reported in the statements of net assets available for Plan benefits.
Payment of Benefits — Benefit payments to participants are recorded when paid.
Investment Fees — Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the fund’s investment earnings activity to the Master Trust and thus are not separately identifiable as an expense.
Subsequent Events — The Company has evaluated subsequent events through June 17, 2011, which is the date the financial statements were available to be issued.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 3 — Fair Value Measurements
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements”, (“ASU 2010-06”), which provides for a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements, transfers in and out of Levels 1 and 2, and the separate presentation of information in Level 3 reconciliations on a gross basis rather than net. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, Level 3 disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 had no material impact on the Plan’s financial statements but expanded disclosures about certain fair value measurements.
Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the guidance are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 3 — Fair Value Measurements — Continued
Following is a description of the valuation methodologies used for assets measured at fair value.
Plan’s interest in Master Trust: Valued based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value money market and mutual fund investments in the Master Trust. Unitized funds in the Master Trust are valued at the net value of participation units which are generally valued by the trustee based upon quoted market prices of the underlying assets of the unitized fund.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2010
		Fair Value Measurement Using:
		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Plan’s interest in master trust:
Mutual funds:
Growth	$23,521,483	$23,521,483	$—	$—
International growth	3,041,042	3,041,042	—	—
Growth and income	2,872,668	2,872,668	—	—
Income	3,763,574	3,763,574	—	—
Target date	9,414,954	9,414,954	—	—
Money market	4,984,168	4,984,168	—	—

Unitized stock fund	3,879,399	3,879,399	—	—

	$51,477,288	$51,477,288	$—	$—

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 3 — Fair Value Measurements — Continued

	2009
		Fair Value Measurement Using:
		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
Plan’s interest in master trust:
Mutual funds
Growth	$19,902,355	$19,902,355	$—	$—
International growth	2,891,025	2,891,025	—	—
Growth and income	2,268,853	2,268,853	—	—
Income	2,921,179	2,921,179	—	—
Target date	7,099,343	7,099,343	—	—
Money market	5,103,374	5,103,374	—	—

Unitized stock fund	3,566,103	3,566,103	—	—

	$43,752,232	$43,752,232	$—	$—

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 4 — Master Trust Information
Investments of the Plan are maintained along with the investments of Glatfelter 401(k) Savings Plan in the P. H. Glatfelter 401(k) Savings and Profit Sharing Master Trust (the “Master Trust”) managed by Fidelity Management Trust Company.
At December 31, 2010 and 2009, the Plan’s aggregate interest in the net assets of the Master Trust was approximately 44%. The Plan’s interest in individual Master Trust investment options varies based upon investment selections of Plan participants.
The following is a summary of information regarding the Master Trust, a portion of which is included in the Plan’s trust statements prepared by Fidelity Management Trust Company, the trustee of the Plan, and furnished to the Plan administrator.

Investment Assets Held as of:	December 31,
	2010	2009
At Fair Value as Determined by Quoted Market Prices:

P. H. Glatfelter Company Stock Fund	$10,329,312	$9,744,683
Mutual Funds and Cash	105,664,309	90,337,323

	$115,993,621	$100,082,006

Investment income for the Master Trust for the years ended December 31, 2010 and 2009 were as follows:

	December 31,
	2010	2009
Net appreciation in fair value of investments:

P. H. Glatfelter Company Stock Fund	$160,391	$2,514,463
Mutual Funds	9,555,423	15,176,621
Interest and dividends:
P. H. Glatfelter Company Stock Fund	289,130	267,585
Mutual Funds	1,131,124	1,413,316

	$11,136,068	$19,371,985

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 4 — Master Trust Information — Continued
The Plan’s share of the underlying investments of the Master Trust that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2010	2009
At Fair Value as Determined by Quoted Market Prices:
Money market funds:
Fidelity Retirement Money Market Fund	$4,984,168	$5,103,374

Mutual funds:
Fidelity Disciplined Equity Fund	9,262,561	8,815,850
Fidelity Contrafund	6,896,386	5,919,809
Artio International Equity Fund	3,041,042	2,891,025
Fidelity Freedom 2020 Fund	4,543,202	3,587,249
Fidelity Intermediate Bond Fund	3,121,242	2,393,427

Unitized Stock Fund
P. H. Glatfelter Stock Fund	3,879,399	3,566,103
Note 5 — Plan Termination
While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it is free to do so at any time in whole or in part.
Upon the complete or partial termination of the Plan, the accounts of all affected participants become fully vested and non-forfeitable. The Employee Benefits Committee of the Board of Directors will direct the Trustee to distribute the assets remaining in the trust fund to or for the exclusive benefit of participants or their beneficiaries in a manner in accordance with ERISA and the terms of the Plan document.
Note 6 — Tax Status
The Plan obtained its latest determination letter on October 3, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator and advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is exempt from taxes as of the financial statement date.
Accounting principles generally accepted in the United States of America require the Plan administrator to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing

Glatfelter 401(k) Savings Plan for Hourly Employees

notes to Financial Statements
Note 6 — Tax Status — continued
jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.
Note 7 — Related Party Transactions
Certain investments in the Plan’s interest in the Master Trust are shares of investment funds managed by Fidelity Management Trust Company, the trustee as defined by the Plan. The Plan provides participants the election of an investment in P. H. Glatfelter’s common stock through the P. H. Glatfelter Stock Fund, a unitized company stock fund. As discussed in Note 1, all employer-matching contributions are initially invested in the P. H. Glatfelter Stock Fund.
For the years ended December 31, 2010 and 2009, recordkeeper and investment management fees are netted against investment income.
As of December 31, 2010, the Plan held 396,764 units of the P. H. Glatfelter common stock fund at a per-unit price of $9.78. As of December 31, 2009, the Plan held 378,199 units of the P. H. Glatfelter common stock fund at a per-unit price of $9.43. Units held as of December 31, 2010 and 2009 were equivalent to 310,261 and 287,212 shares of P. H. Glatfelter common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of P. H. Glatfelter common stock and by the interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2010, and 2009, P. H. Glatfelter common stock had a market value of $3,806,908 and $3,489,624, respectively, invested in the unitized company stock fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.
In addition, the Plan issues notes receivable to participants, which are secured by balances in the respective participant accounts.
The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 8 — Transfers
During the Plan years ended December 31, 2010 and 2009, several participants were reclassified between the Glatfelter 401(k) Savings Plan and Glatfelter 401(k) Savings Plan for Hourly Employees. Accordingly, a net decrease of $(3,961) and $(34,147) is included in the accompanying statements of changes in net assets available for benefits for the Plan years ended December 31, 2010 and 2009, respectively.

Glatfelter 401(k) Savings Plan for Hourly Employees

Employer Identification Number : 23-0628360
Plan Number : 007
Schedule H — Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2010

		(c)
		Description of Investment
	(b)	Including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral, Par, or	(d)	Current
(a)	Lessor, or Similar Party	Maturity Value	Cost	Value
*	Participant Loans	4.25% — 9.25%	—	$2,148,232

	Total Investments			$2,148,232

*	Party-in-interest

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

GLATFELTER 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
June 17, 2011	By:	/s/ George Amoss
George Amoss
Plan Administrator

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of ParenteBeard LLC, Independent Registered Public Accounting Firm